

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SANDIA CORPORATION
SAVINGS AND INCOME PLAN
Sandia Corporation
P.O Box 5800, Mail Stop 0115
Albuquerque, NM 87185-0115

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Sandia Corporation Savings and Income Plan

Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006,
and for the year ended December 31, 2007

Contents

Mitchell & Titus

■ Mitchell & Titus LLP
1101 New York Avenue NW
Washington DC 20005-4269

■ Phone: (202) 293-7500
Fax: (202) 465-3149
www.mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator and
Sandia Corporation Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Sandia Corporation Savings and Income Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Washington, DC
June 19, 2008

Sandia Corporation Savings and Income Plan

Statements of Net Assets Available for Benefits

	December 31	
	2007	**2006**
Assets		
Interest in Master Trust	**$2,122,180,944**	$ 1,983,458,154
Participant loans	**14,176,821**	13,130,727
Net assets available for benefits at fair value	**$2,136,357,765**	$ 1,996,588,881
Adjustment from fair value to contract value for Interest in Master Trust relating to fully benefit-responsive investment contracts	**4,430,841**	5,331,133
Net assets available for benefits	**$2,140,788,606**	$ 2,001,920,014

See accompanying notes to the financial statements.

Sandia Corporation Savings and Income Plan

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2007

Additions:	
Contributions:	
Employer	**$27,486,509**
Participants	**81,675,163**
Rollover	**2,070,552**
	111,232,224
Transfers (net) from Sandia Corporation Savings and Security Plan	**1,398,105**
Net investment gain from participation in Master Trust	**203,249,596**
Total additions	**315,879,925**
Deductions:	
Benefit payments	**176,936,556**
Administrative expenses	**74,777**
Total deductions	**177,011,333**
Net increase	**138,868,592**
Net assets available for benefits at beginning of year	**2,001,920,014**
Net assets available for benefits at end of year	**$ 2,140,788,606**

See accompanying notes to the financial statements.

Sandia Corporation Savings and Income Plan

Notes to Financial Statements
December 31, 2007

1. Description of Plan

General

The Sandia Corporation Savings and Income Plan (the Plan) was adopted June 1, 1993, as a defined contribution plan offered to all regular nonunion employees of Sandia Corporation (the Company) who are eligible for the Sandia Corporation Retirement Income Plan. The Company is a wholly owned subsidiary of Lockheed Martin Corporation (Lockheed Martin). A complete description of the Plan is contained in the Summary Plan Description that is provided to all participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan receives assets from the Sandia Corporation Savings and Security Plan as employees in a bargaining unit represented by a union transfer into a regular nonunion employment position with Sandia Corporation.

Contributions

Participants may contribute from 2% to 18% of their eligible earnings, as defined, in 1% increments, on a pre-tax and after-tax basis. The total allotment of pre-tax and after-tax basic and supplemental contributions can not exceed the maximum amount permitted under the Internal Revenue Code.

In addition, the Company contributes 66 2/3% of the sum of each participant's pretax and after-tax basic contribution up to the first 6% of eligible earnings. The Plan allows for catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Benefit Payments

The Plan provides for the payment of benefits upon termination, death, disability, or retirement based on the balance in the participant's vested account. Lump-sum or annual payment elections may be made as provided for in the Plan. Hardship and in-service withdrawals are also permitted, if certain conditions are met, as outlined in the Summary Plan Description.

1. Description of Plan (continued)

Vesting

All participants are immediately vested in their contributions, the Company match and actual earnings thereon.

Investment Elections

The assets of the Plan are held in the Sandia Corporation Master Savings Plan Trust ("Master Trust" or "Trust") along with the assets of the Sandia Corporation Savings and Security Plan. Participants may elect to have their contributions and the Company matching contributions invested in any of the current 22 available funds including 8 mutual funds, 11 commingled funds, a common/collective trust, an Interest Income Fund and the Company Common Stock Fund. The Company Common Stock Fund consists primarily of Lockheed Martin common stock.

Primarily as a result of the Master Trust's participation in certain commingled funds, Plan assets may be invested from time to time in derivative financial instruments. These financial instruments are generally used for liquidity purposes. The Master Trust's exposure to such securities is limited to its proportional interest in these commingled funds. At December 31, 2007 and 2006, the financial exposure related to derivative financial instruments of the Master Trust was not material.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 less the highest loan balance in the past 12 months or 50% of their vested account balance. Loan terms range from one year to 56 months. The loans are secured by the balance in the participant's account and bear interest at the rate established monthly by the Plan administrator at the date of the loan. Principal and interest are paid ratably through payroll deductions. A maximum of two loans are permitted at one time.

Administrative Expenses

The Plan is administered by the Company. Fidelity Management Trust Company (Fidelity) serves as trustee, and Fidelity Investments Institutional Operations Company, Inc. serves as record-keeper.

The Company pays substantially all administrative expenses of the Plan, except for investment-related expenses, which are paid by the Plan.

1. Description of Plan (continued)

Plan Termination

While the Company has not expressed any intent to do so, the Plan may be terminated at any time upon submission of written notice to the investment custodian, subject to the provisions of ERISA.

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investments contracts through the Master Trust. The Statement of Net Assets Available for Benefits presents the fair value of the investments in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets of the Master Trust, except for the Interest Income Fund (as described below). Investments by the Master Trust in shares of mutual funds, commingled funds, and common/collective trusts are stated at fair value as determined by Fidelity. Investments in the Company Common Stock Fund are determined by the combined value of the underlying common stock and short-term cash position. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange. Participant loans are valued at their outstanding balances, which approximate fair value. The short-term cash portion of the Company Common Stock Fund is recorded at cost, which approximates fair value.

The Master Trust is invested in certain synthetic guaranteed investment contracts (GICs) with insurance companies and other third parties through the Interest Income Fund. The investment manager of these investment contracts is Fidelity. As previously described, since the synthetic GICs are fully benefit-responsive, contract value is the most relevant measurement attribute for that portion of net assets available for benefits attributable to synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Master Trust, of high-quality, intermediate term fixed income securities. The Master Trust purchases wrapper contracts from certain financial services institutions. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Master Trust on a prospective basis. Synthetic GICs provide for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the

2. Significant Accounting Policies (continued)

crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted quarterly.

Certain events limit the ability of the Plan to transact at contract value. Upon the occurrence of certain events, such as the Plan's failure to maintain its tax qualified status, market value of the investment in the GICs (if lower than its book value) may be repaid. No such events are currently known to have occurred, nor are any such events contemplated as probable by management of the Plan.

Under certain circumstances an investment contract may terminate. Settlement upon termination will be at contract value unless the terms of the contracts were not met or other events as described above trigger payment at market value.

The Master Trust owns the assets underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations, and mortgage-backed and other asset-backed securities. For purposes of calculating the fair value of the synthetic GICs for presentation on the statement of net assets available for benefits, fair value is determined considering the fair value, representative of quoted market prices, of the underlying assets of the synthetic investment contract. The value of the wrapper contract was not deemed material. The average yield earned on the synthetic GIC's was approximately 4.68% and 4.39% for the years ended December 31, 2007 and 2006, respectively. The average yield credited to participants' accounts was approximately 4.71% and 4.40% for the years ended December 31, 2007 and 2006, respectively.

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

3. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 7, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified tax status.

4. Master Trust

The assets of the Plan are held in a Master Trust along with the assets of the Sandia Corporation Savings and Security Plan. The Plan's interest in the Master Trust's net assets is adjusted for certain plan-specific transactions, including contributions and benefit payments. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated to each plan based on the number of participant units outstanding at each month-end during the year for the Interest Income Fund and the Company Common Stock Fund, and on a pro rata basis for all other funds. Participant loans are based on actual loan balances of each Plan's participants. The Plan's interest in the Master Trust's net assets as of December 31, 2007 and 2006 was approximately 97.1% and 97.0%, respectively.

4. Master Trust (continued)

The following table presents the fair value of investments of the Master Trust as of December 31, 2007 and 2006:

	2007	2006
Investments at fair value:		
Company Common Stock Fund	**$ 64,766,910**	$ 58,182,143
Mutual funds	**1,197,550,427**	1,095,719,328
Common/collective trusts	**297,876,978**	313,447,052
Commingled funds	**149,198,788**	87,601,901
Guaranteed investment contracts	**473,512,850**	489,181,828
Net assets at fair value	**2,182,905,953**	2,044,132,252
Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts	**4,617,239**	5,494,213
Net assets	**$ 2,187,523,192**	$ 2,049,626,465

The investment gain of the Master Trust for the year ended December 31, 2007, was as follows:

Net appreciation in fair value:	
Company Common Stock Fund	**$ 9,331,940**
Mutual funds	**73,916,751**
Common/collective trusts	**15,971,156**
Commingled funds	**4,071,911**
	103,291,758
Interest and dividend income	**105,652,048**
Total investment gain	**$ 208,943,806**

5. Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" (FAS 157), which establishes a framework for measuring fair value under U.S. generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan's management does not believe that the adoption of FAS 157 will have a material impact on the Plan's financial statements.

6. Subsequent Event

In May 2008, the Sandia Corporation Board of Directors resolved to amend the Savings and Income Plan. The amendment states that non-represented employees hired or rehired on or after January 1, 2009 will be eligible for an automatic employer service-based contribution to their accounts of either 6% or 7% of eligible earnings, subject to IRS limit on annual contributions..

Supplemental Schedule

Sandia Corporation Savings and Income Plan

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)
EIN: 85-0097942
Plan #: 008
December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Participant loans	Interest rates ranging from 4.00% to 8.25%; varying maturities	**	$14,176,821

*Indicates party-in-interest to the Plan.

**Investments are participant-directed; thus cost information is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Sandia Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Sandia Corporation Savings and
Income Plan, by Sandia Corporation
as Plan Administrator

Date June 20, 2008

by: 

Matthew J. O'Brien
Vice President and Chief Financial
Officer, Sandia Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

Mitchell & Titus

■ Mitchell & Titus LLP
1101 New York Avenue NW
Washington DC 20005-4269

■ Phone: (202) 293-7500
Fax: (202) 465-3149
www.mitchelltitus.com

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements No. 333-146963 and 033-58079 on Form S-8 pertaining to Sandia Corporation Savings and Income Plan of our report dated June 19, 2008, with respect to the financial statements and supplemental schedule of the Sandia Corporation Savings and Income Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Mitchell & Titus, LLP

Washington, DC
June 20, 2008

END